THE SHARPER IMAGE(R)
                               2000 Annual Report

                                     [PHOTO]

                                Corporate Profile

Sharper Image Corporation is a multi-channel specialty retailer and product developer that is nationally and internationally renowned as a leading source of new, innovative, high-quality products that make life easier and more enjoyable.

The Sharper Image enjoys an exceptionally strong brand identity, with a name that is synonymous with fun and entertainment, design and creativity, uniqueness and technological innovation.

A key strength is the Company's ability to create exclusive proprietary products. These products, labeled Sharper Image Design(TM), are highly marketable and form the foundation of the Company's success in diverse selling channels.

The Company currently operates 97 stores nationwide, and generates direct sales through its monthly Sharper Image print catalog and online at sharperimage.com, the Company's Internet e-commerce Web site. The Sharper Image also generates business-to-business revenues through its corporate marketing and rewards programs and wholesale operations.

                                    Total                     Internet
      Net Earnings                 Revenues                   Revenues
      ($ Millions)               ($ Millions)               ($ Millions)
      ------------               ------------               ------------


  1998    1999    2000      1998    1999    2000        1998    1999    2000
         Fiscal                    Fiscal                     Fiscal

  4.6      9.3    17.4      251.4   304.1   421.1       4.9     28.5    60.2

                             Record Accomplishments

Record net earnings of $17.4 million, an 87 percent increase over the prior fiscal year,

Record total revenues of $421.1 million, a 38 percent increase, Record store sales of $249.4 million, a 32 percent increase, including a 29 percent increase in comparable store sales;

Record Internet sales of $60.2 million, a 111 percent increase;

Record catalog sales of $86.8 million, a 32 percent increase; and

Record retail gross margin rate of 51.8 percent, a 0.8 percentage point increase.

Financial Highlights

--------------------------------------------------------------------------------
Dollars are in thousands except net earnings (loss) per share and statistics.


                                                                    Fiscal Year Ended January 31,
                                        -----------------------------------------------------------------------------------
                                            2001             2000             1999              1998              1997
                                        (Fiscal 2000)    (Fiscal 1999)    (Fiscal 1998)    (Fiscal 1997)     (Fiscal 1996)
                                        -------------    -------------    -------------    -------------     -------------
Operating Results

Revenues                                $   421,136       $304,097(1)     $   251,369 (1)  $   222,648 (1)  $    216,266 (1)
Provision for loss on the closure of
 the SPA Collection division                     --               --               --               --            (8,000)(2)
Earnings (loss) before income taxes          29,082           15,541            7,670              988            (7,241)
Net earnings (loss)                          17,449            9,325            4,602              593            (4,345)
Net earnings (loss) per share -
  Basic                                        1.45 (3)         0.89 (3)         0.54             0.07             (0.53)
  Diluted                               $      1.33 (3)         0.82 (3)  $      0.51      $      0.07      $      (0.53)
Balance Sheet Data

Working capital                         $    59,309      $    54,644      $    16,003      $    11,633      $      9,429
Total assets                                178,836          142,119           82,045           78,662            78,804
Long-term notes payable                       2,206            2,366            2,513            3,299             4,245
Stockholders' equity                    $    93,562      $    77,123      $    36,649      $    29,156      $     28,449
Current ratio                                  1.76             1.93             1.40             1.27              1.22
Statistics
Number of stores at year end                     97               89               87               85                82 (4)
Comparable store sales increase
 (decrease)                                    29.0%            12.3%             5.3%             1.1%             (2.1%)
Annualized net sales per square foot    $       763      $       546      $       484      $       465      $        458
Number of catalogs mailed (5)            62,252,000       47,581,000       41,338,000       38,261,000        34,795,000
Average revenue per transaction:
  Stores                                $       117      $       106      $       102      $       104      $         97
  Catalog(5)                            $       164      $       145      $       141      $       160      $        169
  Internet                              $       108 (6)  $        97 (6)  $       140      $       111      $         77
Return on average stockholders' equity         20.4%            16.4%            14.0%             2.1%              N/A
  Book value per share                  $      7.77      $      7.33      $      4.30      $      3.51      $       3.44
Weighted average number of shares
 outstanding -
  Basic                                  12,036,569       10,516,358        8,532,588        8,303,425         8,260,208
  Diluted                                13,074,395       11,358,004        9,072,832        8,537,032         8,260,208

1 Reflects the reclassification of delivery income and expense consistent with fiscal 2000 presentation.

2 The Company incurred a one-time charge related to the closure of the SPA Collection division of $0.56 loss per share.

3 The earnings per share reflect the effect of the additional 3.0 million shares issued from the July 1999 secondary offering.

4   Excludes six SPA Collection stores at January 31, 1997.
5 Based upon Sharper Image catalog - excludes other specialty and test mailing catalogs.
6 Includes results from auction site opened in the first quarter ended April 30, 1999.

To Our Shareholders

     I am pleased to report that The Sharper Image enjoyed its best year ever in 2000. For the second year in a row, we achieved record revenues and record earnings.

     Our annual total revenues were $421.1 million, up 38 percent over last year's record level of $304.1 million. Our net earnings of $17.4 million represented an 87 percent increase over the prior year's record $9.3 million.

     Total store sales grew to a record $249.4 million, up 32 percent over last year. Our comparable store sales increased a remarkable 29 percent, an impressive gain over 1999's excellent 12 percent comparable store sales increase.

     The Sharper Image catalog posted record sales of $86.8 million, up 32 percent over last year. Our e-commerce Web site, www.sharperimage.com, continued to thrive. We had a goal to double Internet revenues and we exceeded it, achieving a 111 percent increase to $60.2 million. Our business-to-business corporate incentives and wholesale division combined also achieved excellent gains to record levels.

Strategy

     We achieved these outstanding results because we have an excellent strategy, solid operations and an outstanding team of associates.

     The foundation of our strategy is our brand -- one of the strongest in retail. We believe The Sharper Image name conveys many positive attributes that consumers value, such as innovation, good design and imaginative use of new technologies.

     Our strategy is to aggressively market our own proprietary products, labeled Sharper Image Design, as well as private-label merchandise. In both cases, our name on the product distinguishes us from competitors, makes direct price comparisons difficult, and permits us to control our marketing through packaging and visual display. The strategy gives us significantly higher retail gross margins.

     Equally important, The Sharper Image has great customer service and multiple convenient ways to shop, to buy, or to return a purchase. We operate and advertise our sales channels synergistically -- with retail stores, a direct-mail catalog, an e-commerce Web site; and direct sales through advertising in print, in the mail, on radio and television.

Brand

     For 23 years, The Sharper Image brand has conveyed genuine enthusiasm for products that are innovative and well designed. I believe this feeling of excitement about discovering new products is a universal sentiment-- something valued by women as well as men, and certainly by children.

     One key factor in our excellent performance is our strength in product development and in merchandising private-label items. The strong brand identity of The Sharper Image allows us to be successful in selling a diverse range of highly desirable items at attractive price-points to a broad base of consumers.

     Products bearing The Sharper Image brand name -- either Sharper Image Design or private label -- combined to generate 64 percent of our total revenues in 2000. Our Sharper Image Design development team continues to focus on creating an increased number of new products. Ultimately our goal is to generate 75 percent of our total revenues from our own proprietary and private-label products.

Growth

     In 2000, our successfully executed strategy resulted in outstanding sales growth. In 2000, we added $117 million to total revenues -- a 38% growth! This was a great accomplishment during what was, in fact, a difficult year for many retailers.

     In 2000, we launched our new Web site with great success and positive feedback from online shoppers. It offers faster ordering, online stock status, order tracking, and innovative shopping enhancements such as rich 3D interaction, Flash animation and audio. We will continue to improve our Web site to give our customers-- in the U.S. and internationally-- a great shopping experience and high levels of service.

     In 2000, we opened nine new Sharper Image stores, more than in any of the last several years. Our store economics are better than ever and we're confident we'll be able to continue a solid store-growth strategy that makes sound economic sense.

     In 2000, we mailed 62 million Sharper Image catalogs -- by far the most ever. With the broadening of our customer base and increased numbers of new customers, we plan to continue to increase our direct marketing activities. Our proprietary higher-margin products are unique, innovative, useful and have proven wide appeal to a growing universe of mail-order and online shoppers.

     Our excellent financial performance and high growth validates the soundness of our long-term strategy -- to aggressively market our brand through our Sharper Image proprietary and private label products through three synergistic sales channels -- a strategy we believe will be recognized as a winning business model for the modern global retailer. I have tremendous confidence in our company's future. On behalf of all us who work at The Sharper Image, I thank you for your continued support.

Sincerely,

/s/ RICHARD THALHEIMER
----------------------
 Richard Thalheimer
 Founder, Chairman and
 Chief Executive Officer

[PHOTO OF RICHARD THALHEIMER]

                                    [PHOTO]

                                        Created by Sharper Image  Design,  Sound
                                        Soother(R)   20   features   an  unusual
                                        selection     of     relaxing      sound
                                        environments. Online shoppers can hear all 20 soundscapes on our Web site.

                                    DESIGN

                                    [PHOTO]

                              SHARPER IMAGE DESIGN (TM)

     Our sales and earnings growth is fueled by many factors, but the most important has been the popularity of Sharper Image Design proprietary products. Our product-development team of engineers and designers works closely with founder Richard Thalheimer to create desirable items that often have no equal in the marketplace. These products are conceived, designed, engineered, packaged, contract-manufactured and marketed solely by us; many of our products incorporate patented technologies that are unavailable to competitors.

     Creating and selling proprietary products is a proven formula for many specialty retailers with strong brand names. For us, building this corporate competence was painstaking and took many years. It represents a strategic advantage over competitors, and it's an essential component of our winning business model.

     Sharper Image Design products have much higher gross margins because we work directly with contract manufacturers. Among other benefits, having proprietary high-margin products allows us to sell items in key categories, like toys and consumer electronics, where it would not be as profitable if we were a reseller of low-margin, third-party brands.

     Higher margins allow us to market each Sharper Image Design product aggressively -- with prominent catalog presentations; with email marketing offers to our online customers; with eye-catching visual displays of colorful packaging and graphics in our stores; and with multimedia advertising .

     Sharper Image Design items enjoy long life cycles. The bestsellers often enjoy sustained popularity linked to insulation from competition, consistent marketing, and to periodic upgrading. For example, the Ionic Breeze(R) Silent Air Purifier, along with its Quadra(TM) upgrade, have been top-sellers for more than two years. Our CD Radio/Alarm Clock with Sound Soother(R) 20 (shown opposite) is an upgrade to a similar best-selling item. The first model was a great seller in 1999; the upgrade proved to be an even better seller in 2000.

     New Sharper Image Design products are being introduced every month -- with many more in the development pipeline to keep our assortment exciting and our sales growing at higher margins.

                                    [PHOTOS]
                        THE SHARPER IMAGE DESIGN TEAM.
                       Created by Sharper Image Design.

                    SHARPER IMAGE DESIGN PROPRIETARY PRODUCTS


                                    [PHOTO]

                          Products so innovative we had

                            to invent them ourselves.



                              PROPRIETARY PRODUCTS

                                  RETAIL SALES

                                  ($ MILLIONS)

                              1998    1999    2000
                                     Fiscal

                              43.2    81.0    106.8

                                     [PHOTO]

                                      Brand

                           Sharper Image Private Label

     One key part of our strategy has been to increase the number of products in our assortment that are labeled "Sharper Image." This private-labeling program has accelerated to include nearly all of our major third party purchases because it offers us so many advantages -- financially, competitively and from a marketing viewpoint.

     By branding an item "Sharper Image," we add value in the eyes of many consumers. We believe our brand equity -- recognized for well-designed innovation -- is perceived to be worth a premium to consumers. And every time someone receives a gift bearing the Sharper Image label, or sees someone using a Sharper Image product, it enhances the brand for our company and reinforces our position as a leading source of new products.

     When we design a private-label program, we often enhance the product's appeal by adding unique functions or design elements. Competition and direct price comparisons are mitigated by the enhanced features and appeal. This has been an important part of our margin growth in recent years.

     In many cases, when we design private-label items, we create a more effective marketing message. We are able to create exciting packaging that is consistent with our store visual merchandising, catalog photography and copy, and Internet presentation.

                                    [PHOTO]

                             PRIVATE LABEL PRODUCTS

                                  RETAIL SALES

                                  ($ MILLIONS)

                              1998    1999    2000
                                     Fiscal

                              26.9    60.2    145.8

     We also co-brand products with well-respected brand names and patented technologies. In 2000, we co-branded the Razor Rollerboard scooter -- an item we discovered in Asia and introduced to America. Our advertising capabilities and merchandising skills -- including product sourcing and inventory management of the Razor scooter -- allowed us to enjoy an exciting and profitable ride on the incredible popularity of scooters.

     Our private-label program has been an essential part of our winning strategy. We've successfully put the "Sharper Image" brand name on a wide range of products from handheld electronic games to high-quality stereo systems; from flat-screen televisions to women's personal-care products. It has allowed us to greatly expand our business-to-business sales for corporate marketing and rewards programs. And it has allowed The Sharper Image to create a focused specialty store, catalog and Web site that offer the consumer a tremendous selection of products that are fun, useful and exciting.

              STORE SALES                        COMPARABLE STORES
             ($ MILLIONS)                        SALES % INCREASE



         1998    1999    2000                  1998    1999    2000
                Fiscal                                Fiscal

         162.4   188.4   249.4                 5.3     12.3    29.0

Stores

     In 2000, we opened nine new Sharper Image stores, including premier locations in New York's Rockefeller Center and at San Francisco's Union Square.

     We refined our new-store design in 2000 to a brighter format that aims to create a fun, exciting store that is equally appealing to both men and women shoppers, and that fits well into both mall and street locations. The distinctive white and black color palette highlights our colorful packaging and the bold graphics of our visual displays. We plan to selectively remodel certain of our highest volume stores in 2001 and other stores as their leases are renewed.

     With our broadening assortment of popular products at attractive price-points, we are appealing to more customers than at any time in our history. Our strategy has generated higher sales, higher gross margins, and sales per square foot that are among the highest in the industry. Because our store economics have improved tremendously, we're able to select from a wide spectrum of potential retail locations and we expect to continue our strategy of opening new stores where we see growth opportunities.

                                     Growth
                                    [PHOTOS]
                  253 Post Street, Union Square, San Francisco
                       Rockefeller Center, New York City

                                    [PHOTO]

    INTERNET SALES                           PERCENT OF
     ($ MILLIONS)                           TOTAL REVENUE

1998     1999     2000                 1998     1999     2000
        Fiscal                                  Fiscal

4.9      28.5     60.2                 2.0      9.4      14.3

                                                           [PHOTO]

                                             Online  shoppers  can  click on the
                                             Sound  Soother(R) 20 to hear all 20
                                             of  its  relaxing  sounds.  Use  of
                                             audio  and 3D  interactivity  is an
                                             important  part of  making  our Web
                                             site an effective selling channel.

Internet

     The acceptance by consumers of the Internet as a sales channel was a boon to a select group of direct marketers with strong brand names -- The Sharper Image is among them. Because we established a Web presence six years ago at www.sharperimage.com, we were ready to enjoy the rapid rise of Internet e-commerce that began during the 1999 holiday season.

     In 2000, we invested substantially to create an improved award winning Web site, with expanded gift guides, faster checkout, in-stock inventory status, order tracking, multiple shipping addresses, audio, Flash animation and 3D interactivity. We also instituted a successful email marketing program to our large, fast-growing list of online customers. We also invested in expanding Web-related hardware and software infrastructure to help us manage the significant increase in Web transactions and revenues.

     We recently established a Web presence in Europe, with international online stores that accept Euros for the European Union and local currency for the United Kingdom and Germany. In 2001, international online shoppers will be able to enjoy efficient local delivery of Sharper Image Design products that have been especially adapted for use throughout Europe and the U.K. While this international Web presence is expected to have only a small impact on our overall sales in the near term, it's an important part of our long-range strategy of selling Sharper Image products all around the globe.

                                     GROWTH

Catalog and Direct Marketing

     When Catalog Age magazine recently celebrated "The 10 BEST Catalog Concepts Ever," The Sharper Image (founded in 1977) was ranked among such venerable mail-order institutions as Sears (1888), L.L. Bean (1912) and Harry & David
(1934). It was our catalog that built the brand. To many, our catalog is The Sharper Image -- and, in some respects, that's a perceptive view because our catalog is the foundation of our marketing. The Sharper Image markets with a singular focus on each unique item, and the catalog leads the way with distinctive photography, styling and copy approach. It is created in-house and is the source for most of our Web site content, product packaging, store visual merchandising, advertising, email campaigns, television productions, radio scripts, solo-product mailers and more.

     Our newest direct-selling channel is television. We have enjoyed excellent sales growth with both long-form "infomercials" as well as short-form advertising for key Sharper Image Design products, like the Ionic Breeze(R) Quadra(TM) Silent Air Purifier and for selected exclusive items, like the Steam Wizard(R) wet/dry vacuum.

     In 2000, higher margins, greater sales in all channels, and a burgeoning house file of new customers, led us to circulate 62 million catalogs, a 31 percent increase over last year's 48 million. Mailed catalogs have proven to be profitable advertising for our stores and an essential part of the advertising that drives purchasers to our Web site.

                                 CATALOG SALES*
                                  ($ MILLIONS)

                             1998     1999     2000
                                     Fiscal

                             58.7     65.6     86.8

                          * Excludes specialty and test

                                mailing catalogs

Management's Discussion and Analysis of Results of Operations and
Financial Condition
Sharper Image Corporation
Results of Operations
Percentage of Total Revenues


                                                           Fiscal Year Ended Jan. 31,
                                             ----------------------------------------------------
                                                  2001                  2000             1999
                                             (Fiscal 2000)         (Fiscal 1999)     (Fiscal 1998)
                                             -------------         -------------     -------------
Revenues:
  Net store sales                                 59.2%                 61.9%            64.6%
  Net catalog sales                               20.6                  21.6             28.1
  Net Internet sales                              14.3                   9.4              2.0
  Net wholesale sales                              2.2                   3.4              1.4
  List rental and licensing                        0.5                   0.5              0.6
  Delivery*                                        3.2                   3.2              3.3
                                                 -----                 -----            -----
Total Revenues                                   100.0                 100.0            100.0

Costs and Expenses:
  Cost of products*                               50.6                  50.6             52.6
  Buying and occupancy                             7.4                   9.1             10.4
  Advertising                                     13.0                  12.5             10.9
  General, selling, and administrative*           22.6                  22.9             23.1
                                                 -----                 -----            -----

Operating Income                                   6.4                   4.9              3.0
Other Income                                       0.5                   0.2              0.1
                                                 -----                 -----            -----
Earnings Before
Income Tax                                         6.9                   5.1              3.1
Income Tax                                         2.8                   2.0              1.2
                                                 -----                 -----            -----
Net Earnings                                       4.1%                  3.1%             1.9%
                                                 =====                 =====            =====

Revenues

                                                           Fiscal Year Ended Jan. 31,
                                             ----------------------------------------------------
                                                  2001                  2000             1999
Dollars in thousands                         (Fiscal 2000)         (Fiscal 1999)     (Fiscal 1998)
                                             -------------         -------------     -------------
Net store sales                                 $249,449              $188,416          $162,371
Net catalog sales                                 86,823                65,617            70,750**
Net Internet sales                                60,213                28,495             4,922
Net wholesale sales                                9,426                10,483             3,464
                                                --------              --------          --------
Total Net Sales                                  405,911               293,011           241,507
List rental and licensing                          1,704                 1,354             1,607
Delivery*                                         13,521                 9,732             8,255
                                                --------              --------          --------
Total Revenues                                  $421,136              $304,097          $251,369
                                                ========              ========          ========

     * Delivery income and expense have been reclassified for fiscal 1999 and 1998 in accordance with current year presentation. Certain reclassifications have been made to conform fiscal 1999 and 1998 presentations to the current year.

     ** Includes net sales from the Home Collection Catalog of $12,016,000 for fiscal 1998. The test mailings of the Home Collection Catalog were terminated in late fiscal 1998 and accordingly those sales are not recurring in net catalog sales for fiscal 1999 or 2000.

     Total Company sales for fiscal 2000 increased $112,900,000, or 38.5%, from the prior fiscal year. Returns and allowances were 9.9% of sales for fiscal 2000, as compared with 11.0% for fiscal 1999. The increase in net sales was primarily attributable to increases in net sales from stores of $61,033,000, catalog of $21,206,000 and Internet operations of $31,718,000.

     The continued popularity of Sharper Image Design proprietary products, as well as private label products, has been a key factor in the year-over-year increases in net sales. During fiscal 2000, the company introduced 21 new Sharper Image Design products. The continuing development and introduction of these new and popular products is a key strategic objective and important to the Company's future success. Sharper Image Design proprietary and private label products increased from 50% of net sales in fiscal 1999 to 64% in fiscal 2000. During fiscal 1999, the Company introduced several popular private label products, particularly the Razor Rollerboard scooters, which have contributed substantially to the net sales increases in 2000.

     The effectiveness of the Company's increased multimedia advertising initiatives in fiscal 2000 and 1999 was also a key contributing factor in higher revenue increases. Management also believes that this advertising strategy contributed to improved sales in all three sales channels: stores, direct marketing and Internet. Sales in the Internet channel also benefited from the increased popularity of online shopping and continued enhancements to the Company's e-commerce site, sharperimage.com.

     For fiscal 2000, net store sales increased $61,033,000, or 32.4%, and comparable store sales increased 29.0% from the prior fiscal year. The increase in net store sales for fiscal 2000 reflects a 19.2% increase in total store transactions, with an 11.2% increase in average revenue per transaction. The increases in net store sales and comparable stores sales reflect the continued popularity of Sharper Image Design products and private label products, including the Razor Rollerboard scooters. Comparable store sales for fiscal 2000, excluding all sales of scooters, increased 6.1%, further highlighting the popularity of the Sharper Image Design products and private label products. Management believes that the increase in multimedia advertising programs of direct mail, television and radio, during fiscal year 2000 also contributed to the store sales increases. The increase in net store sales in fiscal 2000 is also attributable to the opening of nine new stores during fiscal 2000 and annualized

--------------------------------------------------------------------------------
Sharper Image Corporation

Revenues (continued)

sales of five new stores opened during fiscal 1999. This was partially offset by one store that was closed in fiscal 2000 and the three stores that closed in 1999. Average net sales per square foot increased to $763 for fiscal 2000, compared to $546 in fiscal 1999 and $484 in fiscal 1998. On a forward looking basis, there can be no assurance that net store sales and comparable stores sales will continue to increase at their current levels, or that the current level of sales can be maintained.

     Net catalog sales for fiscal year 2000 increased $21,206,000 or 32.3% from fiscal 1999. Catalog sales include revenue derived from all of the Company's direct marketing activities, from catalog and solo product mailers to print advertising and infomercials. The fiscal 2000 net sales increase from these direct marketing activities reflects an increase of 16.6% in transactions and a 13.5% increase in average revenue per transaction, compared to the prior year. Management believes that the increase in Sharper Image catalog sales is partially attributable to a 31% increase in Sharper Image catalogs circulated and the related 34% increase in pages circulated in fiscal 2000 as compared to fiscal 1999, as well as the continued popularity of Sharper Image Design proprietary and private label products.

     Management also believes that the increased catalog and page circulation has positively impacted the revenue growth in store and Internet sales. Another contributing factor to the increase in net catalog sales in fiscal 2000 from the same period last year, is the increased single-product "solo-mailer" campaigns conducted in fiscal 2000, and increased revenue generated from infomercials and print advertising in 2000.

     The Company's fiscal 2000 Internet sales from sharperimage.com, which includes the Sharper Image auction site, increased $31,718,000, or 111.3% to $60,213,000, from fiscal 1999. The fiscal 2000 increase in Internet net sales reflects an increase of 88.5% in transactions and a 12.1% increase in revenue per transaction. During fiscal 2000, the Company launched its enhanced and redesigned Web site that incorporates much of the look and feel of the new Sharper Image store design. This will allow the online customer to experience similar shopping fun and excitement that a customer would enjoy in our retail stores. The redesigned Web site also includes new features, including dynamic browsing, inventory status, tracking capabilities, Flash technology and 3-D technology. The Company has also established a regular email marketing program that will allow online customers to receive advance notice of new product introductions and special offers.

     The Sharper Image auction site was launched in the first quarter ended April 30, 1999, to further the Company's strategy of increasing its Internet business, broadening its customer base and managing inventories including closeouts, repackaged and refurbished items. Management believes the auction site has attracted additional customers as it has significantly increased the total visits and page views on the Company's Web site. Management reviews the Company's Web site on a regular basis and is continually developing new and enhanced features to give customers a fun, easy shopping experience.

     Net wholesale sales for fiscal year 2000 decreased $1,057,000, or 10.1%, compared to fiscal 1999, primarily due to the testing of new programs in 1999 that the Company did not repeat in 2000.

     Total Company net sales for fiscal 1999 increased $51,504,000, or 21.3%, from the prior fiscal year. Returns and allowances were 11.0% of sales for fiscal 1999, as compared with 11.4% for fiscal 1998. The increase in net sales was partially offset by the decrease in net sales attributable to the discontinuance of the test mailings of the Sharper Image Home Collection catalog in fiscal 1998. Excluding the net sales of the Sharper Image Home Collection catalog for fiscal 1998 for comparative purposes, Company net sales increased $63,520,000, or 27.7%, respectively.

     For fiscal 1999, net store sales increased $26,045,000, or 16.0%, and comparable store sales increased by 12.3%. The increase in net store sales for fiscal 1999 reflects a 12.8% increase in total store transactions, with a 3.0% increase in average revenue per transaction. The increase in net store sales in fiscal 1999 is also attributable to the opening of five new stores during the year and annualized sales of four new stores opened in fiscal 1998, partially offset by three stores that closed at their lease maturity in fiscal 1999.

     Net catalog sales for fiscal year 1999 decreased $5,133,000 or 7.3% from fiscal 1998, which includes the decrease in the Sharper Image Home Collection Catalog sales, due to the discontinuation of the test mailings of that catalog in late fiscal 1998. Excluding the sales of the Home Collection Catalog in fiscal 1998, net catalog sales increased $6,883,000, or 11.7% in fiscal 1999. Excluding Home Collection Catalog operations, the fiscal 1999 increase in

--------------------------------------------------------------------------------
Sharper Image Corporation

Revenues (continued)

Sharper Image Catalog net sales reflects an increase of 9.0% in transactions and a 2.5% increase in average revenue per transaction, compared to the prior year. Management believes that the increase in Sharper Image catalog sales is partially attributable to a 13.5% increase in Sharper Image Catalog pages circulated in fiscal 1999 as compared to fiscal 1998, as well as the continued popularity of Sharper Image Design proprietary and private label products.

     The Company's fiscal 1999 Internet sales from sharperimage.com, which includes the Sharper Image auction site, increased $23,573,000, or 478.9%, from fiscal 1998. The fiscal 1999 increase in Internet net sales reflects an increase of 736.4% in transactions. The increase in transactions was partially offset by a 30.8% decrease in average revenue per transaction, compared to the prior year. The decrease in average revenue per transaction is primarily attributable to the Internet auction activity, which began in the Company's first quarter ended April 30, 1999.

     Net wholesale sales for fiscal year 1999 increased $7,019,000, or 202.6%, compared to fiscal 1998, primarily due to the testing of programs with new customers prior to the 1999 holiday season.

     For the purpose of determining comparable store sales, comparable stores are defined as those which were open during the entire comparable period of the previous year and are compared monthly for purposes of this analysis. Inflationary effects are not considered significant to the growth of sales.

Cost of Products

     Cost of products for fiscal 2000 increased $59,201,000, or 38.5%, from fiscal 1999. The increase in cost of products is due to the higher sales volume compared to the prior year. The retail gross margin rate, which does not include the applicable delivery income in revenue or delivery expense in cost of products, improved by 0.8 percentage point to 51.8% in fiscal 2000 from 51.0% in fiscal 1999. The gross margin rate for fiscal 2000 which includes the reclassified delivery income and expense was 49.2%, which was consistent with the comparable prior-year period. The retail gross margin rate increase reflects an increase in sales of Sharper Image Design proprietary and private label products, which generally carry higher margins than branded products. The Sharper Image Design proprietary and private label products percentage of net sales, exclusive of wholesale, increased to 64% from 50%, in fiscal 2000 compared to fiscal 1999.

     Cost of products for fiscal 1999 increased $21,438,000, or 16.2%, from fiscal 1998. The increase in cost of products is due to the higher sales volume compared to the prior year, partially offset by the reduced sales of The Sharper Image Home Catalog Collection, which carried products with higher costs. The retail gross margin rate for fiscal 1999 was 51.0%, which was 2.0 percentage points better than the comparable prior year period. The higher gross margin rate reflects an increase in sales of Sharper Image Design proprietary and private label products, which generally carry higher margins than branded products. The Sharper Image Design proprietary products percentage of net sales, exclusive of wholesale, increased to 29% from 18%, in fiscal 1999 compared to fiscal 1998. The private label products increased to 21% from 11% in fiscal 1999, compared to the prior year.

     The Company's gross margin rate fluctuates with the changes in its merchandise mix, which is affected by new items available in various categories. The variation in merchandise mix from category to category from year to year reflects the characteristic that the Company is driven by individual products, as opposed to general lines of merchandise. Additionally, the Company's expanding auction site and other marketing activities will, in part, tend to partially offset or dilute the rate of increase in our gross margin performance. It is impossible to predict future gross margin rates, although the Company's goal is to continue to increase sales of Sharper Image Design proprietary products and other exclusive private label products, as these products generally carry higher margins than branded products and may be less susceptible to price comparisons by customers. The popularity of these proprietary products and private label products contributed to the 0.8 percentage point increase in the retail gross margin rate for fiscal 2000, and management believes that these products will continue to have a positive impact on the Company's gross margin rate in 2001.

Buying and Occupancy

     Buying and occupancy costs for fiscal 2000 increased $3,384,000, or 12.2%, from fiscal 1999. The increase primarily reflects a full year of occupancy costs for five new stores opened in fiscal 1999, the occupancy costs associated with the nine new stores opened in fiscal year 2000, and rent increases associated with routine lease renewals, partially offset by the one store that closed during

--------------------------------------------------------------------------------
Sharper Image Corporation

Buying and Occupancy (continued)

fiscal 2000. The rent increase is partially attributable to percentage rent increases due to higher sales volume in many of our stores. Buying and occupancy costs as a percentage of net sales decreased from 9.5% in fiscal 1999 to 7.7% in fiscal 2000. Buying and occupancy expenses are expected to increase in 2001 due to the annualization of new stores opened in 2000, the renegotiation of several of the Company's existing leases as they mature, and the opening of new stores.

     Buying and occupancy costs for fiscal 1999 increased $1,689,000, or 6.5%, from fiscal 1998. The increase primarily reflects a full year of occupancy costs for four new stores opened in fiscal 1998 and the costs associated with the five new stores opened in fiscal 1999, partially offset by the three stores that closed at their lease maturity during fiscal 1999. Buying and occupancy costs as a percentage of net sales decreased from 10.8% in fiscal 1998 to 9.5% in fiscal 1999.

Advertising

     Advertising expenses for fiscal 2000 increased $16,642,000, or 43.8%, from fiscal 1999. The increase in advertising expenses was partially attributable to a 31% increase in the number of Sharper Image catalogs mailed and to a 34% increase in catalog pages circulated in fiscal 2000. The Company expanded its multimedia advertising initiatives to acquire new customers, which management believes contributes to the increase of sales in the stores, catalog and Internet channels, although there can be no assurance of the continued success of these advertising initiatives. These advertising campaigns include radio advertising, solo product mailers, print advertising and television infomercials, among others. Advertising expenses as a percentage of net sales increased from 13.0% in fiscal 1999 to 13.5% in fiscal 2000. Management believes that the expansion of these programs contributed to the substantial increases in sales experienced in fiscal 2000. Management also believes the multimedia advertising initiatives of direct mail, television and radio will be an important factor in future revenue growth, and as a result, advertising expenses are expected to increase in 2001. Catalog pages and circulation are likely to increase as well as other direct marketing activities such as television infomercial spending. Additionally, the higher cost of postage on various direct marketing mailers, including the catalog, is expected to contribute to advertising cost increases in 2001.

     Advertising expenses for fiscal 1999 increased $10,596,000, or 38.7%, from fiscal 1998. The increase in advertising expenses was partially attributable to a 13.5% increase in Sharper Image catalog pages circulated in fiscal 1999 and a seven percent increase in paper costs instituted in the fourth quarter of fiscal 1999. The increased cost related to circulation increases was partially offset by the reduction in costs attributable to the discontinuance of The Sharper Image Home Collection Catalog in fiscal 1998. In addition, the Company deployed several advertising initiatives to broaden its customer base, including radio advertising, television commercials, infomercials, direct response or single product mailers, among others. Advertising expenses as a percentage of net sales increased from 11.3% in fiscal 1998 to 13.0% in fiscal 1999.

     While the Sharper Image catalog serves as the primary source of advertising for its retail stores, direct marketing and Internet businesses, the Company continually reevaluates its advertising strategies and catalog circulation plans to maximize the effectiveness of its advertising programs.

General, Selling, and Administrative

     General, selling and administrative expenses for fiscal 2000 increased $25,740,000, or 37.0%, from fiscal 1999. The increase was primarily due to increases in variable expenses from increased net sales and overall selling expenses related to the opening of nine new stores. Also, the Company's continued development of proprietary products and increasing Internet operations have increased GS&A expenses in expanding and improving the operational infrastructure, as well as attracting and retaining key employees. The Company also added to its administrative infrastructure by adding payroll, facilities and related costs in the areas of Internet site development, distribution centers, proprietary product development and corporate offices, among other areas. General, selling and adminis-trative expenses as a percentage of net sales decreased from 23.7% in fiscal 1999 to 23.5% in fiscal 2000 due to better leverage from substantially increased sales volume.

     General, selling and administrative expenses for fiscal 1999 increased $11,437,000, or 19.7%, from fiscal 1998. The increase was primarily due to increases in variable expenses from increased net sales, expenses in the Internet and proprietary product areas for improved and expanded operational infrastructure, increased costs associated with attracting and retaining key employees, and overall selling expenses related

--------------------------------------------------------------------------------
Sharper Image Corporation

General, Selling, and Administrative (continued)

to the opening of five new stores. General, selling and administrative expenses as a percentage of net sales decreased from 24.1% in fiscal 1998 to 23.7% in fiscal 1999.

Other Income

     Other income, net, for fiscal 2000 increased $1,469,000 from fiscal 1999, primarily due to the interest income earned during fiscal 2000 from higher investment balances generated from improved operating results.

     Other income, net, for fiscal 1999 increased $303,000 from fiscal 1998, primarily due to the interest income earned during fiscal 1999 from higher investment balances generated from improved operating results and the proceeds of the secondary offering completed in July 1999.

Income Taxes

     The effective tax rate for fiscal 2000, 1999, and 1998 was 40.0%. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's consolidated financial statements or tax returns. Due to the increase in income for fiscal 2000, the Company revalued its net deferred taxes to offset a statutory federal rate increase. In estimating future tax consequences, all expected future events then known to management are considered, other than changes in the tax law or rates.

Liquidity and Capital Resources

     The Company met its short-term liquidity needs and its capital requirements during fiscal 2000, with cash generated by operations, trade credit and existing cash balances.

     During  fiscal  2000,  the Company  amended its  revolving  secured  credit agreement to temporarily allow for increases in certain limitations to accomodate vendor terms for purchases of top selling products. In March 2000, the Company amended the agreement to extend the expiration date to September 2004. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate per annum or at LIBOR plus 1.50% per annum, determined by the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases. The Company was in compliance with all covenants as of January 31, 2001.

     The credit facility allows seasonal borrowings of up to $32 million for the period from October 1, 2001, through December 31, 2001, increasing by $1 million for the period October 1 through December 31, 2002, and remaining at $33 million for this period until expiration in 2004. During fiscal 2000, the Company did not borrow under the revolving loan credit facility. The highest amount of direct borrowing under the revolving loan credit facility during fiscal 1999 was $3,873,000. Letter of credit commitments outstanding under the credit facility at January 31, 2001, and 2000 were $1,134,000 and $3,192,000, respectively.

     At January 31, 2001, notes payable included a mortgage loan collateralized by the Company's Little Rock distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2001, the balance of this note was $2.4 million.

     The Company's merchandise inventory at January 31, 2001, was approximately 57% higher than the prior fiscal year. The increase in inventory reflected the Company's plan to bring inventory to a higher level to support sales for fiscal 2001 and strategically planned purchases due to favorable pricing arrangements, as well as lower than planned sales for the fourth quarter of fiscal 2000.

     The Company leases all of its offices, stores, and seasonal warehouse space. During fiscal 2000, the Company opened nine new stores, including two flagship locations. The new stores are located at Horton Plaza in San Diego, California; Desert Passage in Las Vegas, Nevada; Washington Square in Tigard, Oregon; Woodland Hills Mall in Tulsa, Oklahoma; Flatiron Crossing Mall in Broomfield, Colorado; Kierland Commons Mall in Scottsdale, Arizona; and Americana Mall in Manhasset, New York. The flagship locations are at Union Square in San Francisco, California and Rockefeller Center, in New York City, New York. The Company closed one store located at Tabor Center in Denver, Colorado. The Company also remodeled six stores during fiscal 2000 and began the operations of a second distribution center totaling approximately 60,000 square feet in southern California. This facility is being operated for the Company by a third party vendor along with the Company's own on-site manager to provide for performance standards.

     On December 6, 2000, the Company's board of directors authorized a common stock repurchase program.

--------------------------------------------------------------------------------
Sharper Image Corporation

Liquidity and Capital Resources (continued)

Under the program, which expires on January 31, 2002, management has the authority to purchase up to 800,000 shares of Sharper Image common stock in public market transactions. Through March 30, 2001, the Company repurchased 206,000 shares of common stock for a total cost of approximately $2,365,000. The number of shares of stock that will be repurchased and the price that will be paid is the result of many factors, several of which are outside of the control of the Company. The primary factors, however, are the number of shares available in the market from sellers at any given time and the price of the stock within the market as determined by the market.

     In fiscal 2001, the Company plans to open approximately 12 new Sharper Image stores, remodel approximately seven to ten stores at lease renewal, and continue its capital investment in design and tooling costs for proprietary products. The Company also plans to update and refine its Web site, sharperimage.com, and to expand its presence internationally with Web sites in the United Kingdom and the European Community. Total capital expenditures for fiscal 2001 are estimated at approximately $16 to $20 million. The Company believes it will be able to fund its cash needs for these capital spendings, along with ordinary course of business capital outlays, in fiscal 2001 through existing cash balances, cash generated from operations, trade credit and the credit facility.

Quantitative and Qualitative Disclosure  About Market Risk

     The Company is exposed to market risks, which include changes in interest rates and, to a lesser extent, foreign exchange rates. The Company does not engage in financial transactions for trading or speculative purposes.

     The interest payable on the Company's credit facility is based on variable interest rates and therefore affected by changes in market interest rates. If interest rates on existing variable rate debt rose 0.9% (10% from the bank's reference rate) as of January 31, 2001, the Company's results from operations and cash flows would not be materially affected. In addition, the Company has fixed and variable income investments consisting of cash equivalents and short-term investments, which are also affected by changes in market interest rates. The Company does not use derivative financial instruments in its investment portfolio.

     The Company enters into a significant amount of purchase obligations outside of the U.S. which are settled in U.S. dollars and, therefore, has only minimal exposure to foreign currency exchange risks. The Company does not hedge against foreign currency risks and believes that foreign currency exchange risk is immaterial.

Seasonality

     The Company's business is highly seasonal, reflecting the general pattern associated with the retail industry of peak sales and earnings during the Holiday shopping season. In past years, a substantial portion of the Company's total revenues, and all or most of the Company's net earnings has occurred in the fourth quarter ending January 31. The Company, as is typical in the retail industry, generally experiences lower revenues and earnings during the other quarters and has incurred and may continue to incur losses in these quarters.

Uncertainties and Risk

     The foregoing discussion and analysis should be read in conjunction with the Company's financial statements and notes thereto included with this report. Certain statements contained herein, including, without limitation, statements containing the words "believes," "anticipates," "estimates," "expects," "projections," and words of similar import, constitute "forward-looking statements." These forward-looking statements are subect to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements. Such risks and uncertainties include, without limitation, risks of changing market conditions in the overall economy and the retail industry, consumer demand, the opening of new stores, actual advertising expenditures by the Company, the success of the Company's advertising and merchandising strategy, availability of products, and other factors detailed from time to time in the Company's annual and other reports filed with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligations to revise these forward-looking statements to reflect events or circumstances after the date hereof.

Statements of Operations

--------------------------------------------------------------------------------
Sharper Image Corporation


                                                              Fiscal Year Ended January 31,
                                                   -------------------------------------------------------
                                                       2001                  2000                 1999
Dollars in thousands except per share amounts      (Fiscal 2000)        (Fiscal 1999)        (Fiscal 1998)
----------------------------------------------------------------------------------------------------------
Revenues:
  Sales                                            $    450,298         $    329,384         $    272,721
  Less: returns and allowances                           44,387               36,373               31,214
                                                   ------------         ------------         ------------
  Net Sales                                             405,911              293,011              241,507
  List rental                                             1,454                1,129                1,088
  Licensing                                                 250                  225                  519
  Delivery                                               13,521                9,732                8,255
                                                   ------------         ------------         ------------
                                                        421,136              304,097              251,369
                                                   ------------         ------------         ------------
Costs and Expenses:
  Cost of products                                      212,943              153,742              132,304
  Buying and occupancy                                   31,226               27,842               26,153
  Advertising                                            54,634               37,992               27,396
  General, selling, and administrative                   95,265               69,525               58,088
                                                   ------------         ------------         ------------
                                                        394,068              289,101              243,941
                                                   ------------         ------------         ------------
Other Income:
  Interest income (expense)-- net                         2,283                  603                 (645)
  Other income (expense)-- net                             (269)                 (58)                 887
                                                   ------------         ------------         ------------
                                                          2,014                  545                  242
                                                   ------------         ------------         ------------
Earnings Before Income Tax                               29,082               15,541                7,670
Income Tax                                               11,633                6,216                3,068
                                                   ------------         ------------         ------------
Net Earnings                                       $     17,449         $      9,325         $      4,602
                                                   ============         ============         ============
Net Earnings Per Share - Basic                     $       1.45         $       0.89         $       0.54
                                                   ============         ============         ============
Net Earnings Per Share - Diluted                   $       1.33         $       0.82         $       0.51
                                                   ============         ============         ============
Weighted Average Number of Shares - Basic            12,036,569           10,516,358            8,532,588
                                                   ============         ============         ============
Weighted Average Number of Shares - Diluted          13,074,395           11,358,004            9,072,832
                                                   ============         ============         ============

                       See Notes to Financial Statements.

Balance Sheets

--------------------------------------------------------------------------------
Sharper Image Corporation


                                                                                 January 31,
                                                                         ----------------------------
                                                                              2001           2000
Dollars in thousands except per share amounts                            (Fiscal 2000)   (Fiscal 1999)
------------------------------------------------------------------------------------------------------
Assets

Current Assets:
  Cash and equivalents                                                    $ 52,019         $ 55,457
  Accounts receivable, net of allowance for doubtful accounts
   of $730 and $834                                                          9,722            7,882
  Merchandise inventories                                                   61,959           39,652
  Deferred catalog costs                                                     3,943            3,079
  Prepaid expenses and other                                                 9,992            7,494
                                                                          --------         --------
Total Current Assets                                                       137,635          113,564
Property and Equipment, Net                                                 36,474           23,961
Deferred Taxes and Other Assets                                              4,727            4,594
                                                                          --------         --------
Total Assets                                                              $178,836         $142,119
                                                                          ========         ========

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                                        $ 25,177         $ 20,307
  Accrued expenses                                                          29,838           22,667
  Deferred revenue                                                          12,440            8,605
  Income taxes payable                                                      10,711            7,194
  Current portion of notes payable                                             160              147
                                                                          --------         --------
Total Current Liabilities                                                   78,326           58,920
Notes Payable                                                                2,206            2,366
Other Liabilities                                                            4,742            3,710
Commitments and Contingencies                                                   --               --
                                                                          --------         --------
Total Liabilities                                                           85,274           64,996
                                                                          --------         --------

Stockholders' Equity:
  Preferred stock, $0.01 par value:
   Authorized, 3,000,000 shares: Issued and outstanding, none

  Common stock, $0.01 par value:

   Authorized, 25,000,000 shares: Issued and outstanding,
   11,961,911 and 12,016,827 shares                                            120              120
Additional paid-in capital                                                  42,697           43,707
Retained earnings                                                           50,745           33,296
                                                                          --------         --------
Total Stockholders' Equity                                                  93,562           77,123
                                                                          --------         --------
Total Liabilities and  Stockholders' Equity                               $178,836         $142,119
                                                                          ========         ========

                       See Notes to Financial Statements.

Statements of Stockholders' Equity

--------------------------------------------------------------------------------
Sharper Image Corporation


                                                                           Additional

                                                Common         Stock        Paid-in       Retained
Dollars in thousands                            Shares         Amount       Capital       Earnings       Total
---------------------------------------------------------------------------------------------------------------
Balance at January 31, 1998                    8,356,280      $     83      $  9,704      $ 19,369      $29,156
Issuance of common stock for stock
 options and warrants exercised (net
 of income tax benefit)                          560,715             6         2,885                      2,891
Net earnings                                                                                 4,602        4,602
                                             -----------      --------      --------      --------      -------
Balance at January 31, 1999                    8,916,995            89        12,589        23,971       36,649

Issuance of common stock from secondary
 offering and for stock options exercised
 (net of income tax benefit)                   3,099,832            31        31,118                     31,149
Net earnings                                                                                 9,325        9,325
                                             -----------      --------      --------      --------      -------
Balance at January 31, 2000                   12,016,827           120        43,707        33,296       77,123

Issuance of common stock for stock
 options exercised (net of income
 tax benefit)                                     71,084             1           659                        660
Repurchase of common stock                      (126,000)           (1)       (1,669)                    (1,670)
Net earnings                                                                                17,449       17,449
                                             -----------      --------      --------      --------      -------
Balance at January 31, 2001                   11,961,911      $    120      $ 42,697      $ 50,745      $93,562
                                             ===========      ========      ========      ========      =======

                       See Notes to Financial Statements.

Statements of Cash Flows

--------------------------------------------------------------------------------
Sharper Image Corporation


                                                                            Fiscal Year Ended January 31,
                                                                 ------------------------------------------------
                                                                      2001              2000             1999
Dollars in thousands                                             (Fiscal 2000)     (Fiscal 1999)    (Fiscal 1998)
-----------------------------------------------------------------------------------------------------------------
Cash was Provided by (Used for) Operating Activities:
  Net earnings                                                     $ 17,449         $  9,325         $  4,602

  Adjustments to reconcile net earnings to net cash provided by (used for) operating activities:

   Depreciation and amortization                                      7,922            6,480            5,027
   Deferred rent expenses and landlord allowances                      (185)            (187)             (16)
   Deferred income taxes                                              1,191           (1,349)          (1,459)
   Gain on sale of equipment                                             --               --             (840)

  Change in operating assets and liabilities:

   Accounts receivable                                               (1,840)          (1,095)           1,402
   Merchandise inventories                                          (22,307)          (7,054)           1,936
   Deferred catalog costs, prepaid expenses and other                (4,686)          (2,061)           1,298
   Accounts payable and accrued expenses                             12,041           14,361           (5,822)
   Deferred revenue and other liabilities                             7,957            6,062            3,662
                                                                   --------         --------         --------
Cash Provided by Operating Activities                                17,542           24,482            9,790
                                                                   --------         --------         --------
Cash was Provided by (Used for) Investing Activities:
  Property and equipment expenditures                               (19,747)          (8,039)          (8,431)
  Proceeds from sale of equipment                                       299              111            1,736
                                                                   --------         --------         --------
Cash Used for Investing Activities                                  (19,448)          (7,928)          (6,695)
                                                                   --------         --------         --------
Cash was Provided by (Used for) Financing Activities:
  Proceeds from issuance of common stock, including
   warrants and stock options exercised                                 285           31,149            2,891
  Repurchase of common stock                                         (1,670)              --               --
  Proceeds from notes payable and revolving credit facility              --           11,955           46,921
  Principal payments on notes payable and revolving credit
   facility                                                            (147)         (12,590)         (48,019)
                                                                   --------         --------         --------
Cash Provided by (Used for) Financing Activities                     (1,532)          30,514            1,793
                                                                   --------         --------         --------

Net Increase (Decrease) in Cash and Equivalents                      (3,438)          47,068            4,888
Cash and Equivalents at Beginning of Period                          55,457            8,389            3,501
                                                                   --------         --------         --------
Cash and Equivalents at End of Period                              $ 52,019         $ 55,457         $  8,389
                                                                   ========         ========         ========

Supplemental Disclosure of Cash Paid for:
Interest                                                           $    362         $    403         $    813
Income Taxes                                                       $ 10,536         $  3,839         $     --

                       See Notes to Financial Statements.

Notes to Financial Statements

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note A -- Summary of Significant  Accounting Policies

The Company is a leading specialty retailer that introduces and sells quality, innovative, and entertaining products. These products are sold through its retail stores, catalogs, Internet, and other marketing channels throughout the United States. The Company also has stores and catalog operations internationally through licensees. Additional revenue is derived from rental of the Company's mailing list and from licensing activities relating to the Company's trade name.

Revenue Recognition: The Company recognizes revenue at the point of sale at its retail stores and at the time of shipment to a customer for its mail order sales, including Internet. The Company provides for an allowance for returns based upon historical returns rate. Deferred revenue represents merchandise certificates outstanding and unfilled cash orders at the end of the fiscal period. Mailing list rental revenue is recognized when the list is fulfilled.

Accounting Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments: The carrying value of cash, accounts receivable, accounts payable and notes payable approximates the estimated fair value.

Merchandise Inventories: Merchandise inventories are stated at lower of cost (first-in, first-out method) or market.

Cash and Equivalents: Cash and equivalents represent cash and short-term, highly liquid investments with original maturities of three months or less.

Deferred Catalog and Advertising Costs: Direct costs incurred for the production and distribution of catalogs are capitalized. Capitalized catalog costs are amortized, once the catalog is mailed, over the expected sales period which is generally three months. Other advertising costs are expensed as incurred and amounted to $25,374,000, $15,455,000, and $4,470,000, for the fiscal years ended January 31, 2001, 2000 and 1999, respectively.

Start-Up Activities: All start-up and preopening costs are expensed as incurred.

Property and Equipment: Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the various assets which range from three to 10 years for office furniture and equipment and transportation equipment, and 40 years for the building. Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful lives or the term of the applicable lease which ranges from seven to 18 years.

The Company manufactures its own proprietary products for sale. Costs incurred for tooling, dies and package design are capitalized and amortized over the estimated life of these products, which is generally two years. At January 31, 2001, and 2000, capitalized costs included in property and equipment, net of related amortization, were $3,499,000 and $2,631,000, respectively.

The Company reviews its long-lived assets, including identifiable intangible assets, whenever events or changes indicate the carrying amount of such assets may not be recoverable. The Company's policy is to review the recoverability of all assets, at a minimum, on an annual basis. Based on the Company's review at January 31, 2001, no material adjustment was made to long-lived assets.

Income Taxes: Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events then known to management that have been recognized in the Company's consolidated financial statements or tax returns. In estimating future tax consequences, all expected future events then known to management are considered other than changes in the tax law or rates.

Stock-Based Compensation: The Company accounts for stock-based awards to employees using the intrinsic value method in accordance with APB No. 25, Accounting for Stock Issued to Employees.

Earnings Per Share: Basic earnings per share is computed as net earnings divided by the weighted average number of common shares outstanding during each year of 12,036,569 and 10,516,358, and 8,532,588, for the fiscal years ended January 31, 2001, 2000 and 1999. Diluted earnings per share reflect the potential dilution that could occur from common shares issuable through stock options. Weighted average number of common shares outstanding was adjusted for 1,037,826 and 841,646, and 540,244 incremental shares assumed issued under the treasury stock method on the exercise of common stock options during the fiscal years ended January 31, 2001, 2000 and 1999, respectively.

Options for which the exercise price was greater than the average market price of common stock for the period were not included in the computation of diluted earnings per share. The number of such options for which the exercise price was greater than the average market price of $14.37, $11.92 and $6.66 for the fiscal years ended January 31, 2001, 2000 and 1999, was 54,600 and 9,000 and 14,000,
respectively.

Comprehensive Income: In 1998, the Company implemented Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. Comprehensive income consists of net earnings or loss for the current period and other comprehensive income (income, expenses, gains, and losses that currently bypass the income statement and are reported directly as a separate component of equity). Comprehensive income does not differ from net earnings for the Company for the years ended January 31, 2001, 2000 and 1999.

New Accounting Standards: In June 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." As amended by SFAS 137, SFAS 133 is effective for fiscal years beginning after June 15, 2000. SFAS 133, as amended, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. Under SFAS133, certain contracts that were not formerly considered derivatives may now meet the definition of a derivative. The Company will adopt SFAS 133 effective February 4, 2001.

Management does not expect the adoption of SFAS 133

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note A-- Summary of Significant Accounting Policies (continued)

to have a significant impact on the financial position, results of operations, or cash flows of the Company.

Reclassification: Certain reclassifications have been made to prior years' financial statements in order to conform with the classifications of the January 31, 2001 financial statements.

Note B -- Property and Equipment

Property and equipment is summarized as follows:

                                                            January 31,
                                                 -------------------------------
                                                      2001             2000
Dollars in thousands                             (Fiscal 2000)     (Fiscal 1999)
--------------------------------------------------------------------------------
Leasehold improvements                              $26,937           $25,494
Office furniture and equipment                       57,538            42,117
Land                                                     53                53
Building                                              2,874             2,874
                                                    -------           -------
                                                     87,402            70,538
Less accumulated depreciation and amortization       50,928            46,577
                                                    -------           -------

                                                    $36,474           $23,961
                                                    =======           =======

Note C -- Other Assets

The Company has an agreement under which it will advance the premiums on a split-dollar life insurance policy for its Founder, Chairman, and Chief Executive Officer. The Company has an interest in the insurance benefits equal to the amount of the premiums advanced. The amount receivable for premiums advanced as of January 31, 2001, and 2000 was $1,520,000 and $1,120,000,
respectively.

Note D -- Revolving Loan and Notes Payable

During fiscal 2000, the Company amended its revolving secured credit agreement to temporarily allow for increases in certain limitations to accommodate vendor terms for purchases of top selling products. In March 2000, the Company amended the agreement to extend the expiration date to September 2004. The credit facility is secured by the Company's inventory, accounts receivable, general intangibles and certain other assets. Borrowings under this facility bear interest at either the prime rate per annum or at LIBOR plus 1.50% per annum, determined by the Company's financial performance. The credit facility contains certain financial covenants pertaining to interest coverage ratio and net worth and contains limitations on operating leases, other borrowings, dividend payments and stock repurchases.

The credit facility allows seasonal borrowings of up to $32 million for the period from October 1, 2001, through December 31, 2001, increasing by $1 million for the period October 1 through December 31, 2002, and remaining at $33 million until expiration in 2004. During fiscal 2000, the Company did not borrow under the revolving loan credit facility. The highest amount of direct borrowing under the revolving loan credit facility during fiscal 1999 was $3,873,000. At January 31, 2001, and 2000, the Company had no amounts outstanding on its revolving credit facility. Letter of credit commitments outstanding under the credit facility at January 31, 2001, and 2000 were $1,134,000 and $3,192,000, respectively.

At January 31, 2001, notes payable included a mortgage loan collateralized by the Company's distribution center. This note bears interest at a fixed rate of 8.40%, provides for monthly payments of principal and interest in the amount of $29,367, and matures in January 2011. At January 31, 2001, and 2000, the balance of this note was $2,366,000 and $2,513,000, respectively.

Future minimum principal payments on notes payable at January 31, 2001, are as follows:

Dollars in thousands

--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
     2002                                            $  160
     2003                                               173
     2004                                               189
     2005                                               205
     2006                                               223
     Later years                                      1,416
                                                     ------
     Total notes payable                             $2,366
                                                     ======

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note E -- Income Taxes

                                         Fiscal Year Ended January 31,
                             ---------------------------------------------------
                                 2001               2000               1999
Dollars in thousands         (Fiscal 2000)      (Fiscal 1999)      (Fiscal 1998)
--------------------------------------------------------------------------------
Current:
  Federal                      $  8,914           $  6,430           $  3,848
  State                           1,528              1,135                679
                               --------           --------           --------
                                 10,442              7,565              4,527

Deferred:
  Federal                         1,017             (1,147)            (1,240)
  State                             174               (202)              (219)
                               --------           --------           --------
                                  1,191             (1,349)            (1,459)
                               --------           --------           --------
                               $ 11,633           $  6,216           $  3,068
                               ========           ========           ========

The difference between the effective income tax rate and the United States federal income tax rate is summarized as follows:

                                         Fiscal Year Ended January 31,
                             ---------------------------------------------------
                                 2001               2000               1999
                             (Fiscal 2000)      (Fiscal 1999)      (Fiscal 1998)
--------------------------------------------------------------------------------
Federal tax rate                 35.0%             34.0%               34.0%
State income tax,
less federal benefit              6.0               6.0                 6.0
Tax rate differential*           (1.0)               --                  --
                                 ----              ----                ----
Effective tax rate               40.0%             40.0%               40.0%
                                 ====              ====                ====

* Due to income increases in fiscal year end January 31, 2001 over prior years, the taxpayer's statutory federal rate increased to a uniform 35%. Pursuant to FASB 109 the net deferred tax assets were revalued to the statutory federal rate they are expected to be realized.

Deferred taxes result from differences in the recognition of expense for income tax and financial reporting purposes. Temporary differences which give rise to deferred tax assets (liabilities) are as follows:

                                                      January 31,
                                         --------------------------------------
                                              2001                    2000
Dollars in thousands                     (Fiscal 2000)            (Fiscal 1999)
--------------------------------------------------------------------------------
Current:
  Nondeductible reserves                    $ 5,245                  $ 4,966
  Deferred catalog costs                     (1,617)                  (1,232)
  State taxes                                (1,188)                    (332)
                                            -------                  -------
Current -- net                                2,440                    3,402
                                            -------                  -------
Noncurrent:
  Deferred rent                               1,042                    1,049
  Depreciation                                3,470                    3,474
  Deductible software costs                  (1,377)                  (1,168)
  Other -- net                                 (166)                    (157)
                                            -------                  -------
Noncurrent -- net                             2,969                    3,198
                                            -------                  -------
Total                                       $ 5,409                  $ 6,600
                                            =======                  =======

Note F -- Leases

The Company leases its offices, retail facilities, and equipment under operating leases for terms expiring at various dates through 2016. Under the terms of certain of the leases, rents are adjusted annually for changes in the consumer price index and increases in property taxes. The aggregate minimum annual lease payments under leases in effect at January 31, 2001, are as follows:

Dollars in thousands

--------------------------------------------------------------------------------
Fiscal Year Ending January 31,
2002                                                                $ 20,830
2003                                                                  19,315
2004                                                                  18,043
2005                                                                  16,362
2006                                                                  14,066
Later years                                                           34,376
                                                                    --------
Total minimum lease commitments                                     $122,992
                                                                    ========

Many of the Company's leases contain predetermined fixed escalations of the minimum rentals during the initial term. For these leases, the Company has recognized the related rental expense on a straight-line basis and has recorded the difference between the expense charged to income and amounts payable under the leases as deferred rent which is included in Other Liabilities. Total minimum rental income to be received from noncancelable sublease agreements through 2011 is approximately $560,640 as of February 1, 2001.

Some store leases contain renewal options for periods ranging up to five years. Most leases also provide for payment of operating expenses, real estate taxes, and for additional rent based on a percentage of sales.

Net rental expense for all operating leases was as follows:

                                         Fiscal Year Ended January 31,
                             ---------------------------------------------------
                                 2001               2000               1999
Dollars in thousands         (Fiscal 2000)      (Fiscal 1999)      (Fiscal 1998)
--------------------------------------------------------------------------------
Minimum rentals                 $18,124           $16,146             $15,273
Percentage rentals
and other charges                 7,300             6,367               5,914
                                -------           -------             -------
                                $25,424           $22,513             $21,187
                                =======           =======             =======

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note G -- Stockholders' Equity

On July 22, 1999, the Company completed an offering of 3.0 million shares of its common stock, all of which shares were offered by the Company. The proceeds from the offering, net of underwriters discount and offering expenses, totaled $30.2 million. The Company has used the proceeds from this offering for general corporate purposes, including investments in the Company's Internet business, expansion of its distribution and fulfillment capacity, and working capital.

In December 2000, the Board of Directors approved an additional stock repurchase program, which authorizes the Company to repurchase up to 800,000 shares at a per share price of $20.00 or below. The program expires January 31, 2002. Through January 31, 2001, a total of 106,000 shares were repurchased under this stock repurchase program at an average price of $13.00. The Company's fiscal 1995 revised stock repurchase program has had no activity since fiscal 1997. All future repurchases will be under the fiscal 2000 stock repurchase program.

During fiscal 2000, the Company adopted the 2000 Stock Incentive Plan. The Stock Incentive Plan combines the 1985 Stock Option Plan, as amended, and the 1994 Non-Employee Director Stock Option Plan, as amended, into a single comprehensive equity incentive plan. The Stock Incentive Plan is divided into four separate equity incentive programs and will allow the issuance of non-qualified options to key employees, non-employee Board members and consultants up to an initial aggregate of 3,147,107 shares. An automatic increase of shares available for issuance will occur on the first trading day of each fiscal year, beginning with fiscal 2001, by an amount equal to 3% of the total number of shares of common stock outstanding on the last trading day of the immediately preceding fiscal year. In no event will the annual increase exceed 500,000 shares.

Options issued to key employees and consultants will generally vest over a four- to six-year period from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Options issued to non-employee Board members will be immediately exercisable, vest over one year of board service from the date of the grant and are priced at 100% of the fair market value at the date of the grant. Any shares purchased under the option plan will be subject to repurchase by the Company at the exercise price paid per share, upon the optionee's cessation of Board service prior to vesting.

Additional Stock Plan Information

As discussed in Note A, the Company continues to account for its stock-based awards using the intrinsic value method in accordance with Accounting Principles Board No. 25, Accounting for Stock Issued to Employees, and its related interpretations. Accordingly, no compensation expense has been recognized in the financial statements for employee stock arrangements.

Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, requires the disclosure of pro forma net earnings
(loss) and earnings (loss) per share had the Company adopted the fair value method as of the beginning of fiscal 1995. Under SFAS No. 123, the fair value of stock-based awards to employees is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards.

These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions: expected life from date of grant, five years in fiscal 2000, four years in fiscal 1999, and three years in fiscal 1998; stock volatility, 66% in fiscal 2000, 57% in fiscal 1999, and 51% in fiscal 1998; risk-free interest rates, 6.24% in fiscal 2000, 5.70% in fiscal 1999, and 5.12% in fiscal 1998; and no dividends during the expected term.

The Company's calculations are based on a single option valuation approach, and forfeitures are recognized as they occur. If the computed fair values of the fiscal years 1995 through 2000 awards had been amortized to expense over the vesting period of the awards, pro forma net earnings would have been $16,261,190 ($1.35 earnings per share - basic and $1.24 earnings per share - diluted) in fiscal 2000, $8,324,490 ($0.79 earnings per share - basic and $0.73 earnings per share - diluted) in fiscal 1999, and $4,338,715 ($0.51 earnings per share - basic and $0.48 earnings per share - diluted) in fiscal 1998.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note G-- Stockholders' Equity (continued)

The following table reflects the activity under these plans:

                                                                    Weighted
                                                   Number of         Average
                                                    Options       Exercise Price
                                                   ---------      --------------
Balance at January 31, 1998                        1,438,200         $ 3.21
Granted (weighted average fair value of $2.07)       463,000           4.05
Exercised                                           (410,715)          2.39
Cancelled                                           (345,380)          3.48
                                                   ---------
Balance at January 31, 1999                        1,145,105           3.76
Granted (weighted average fair value of $5.41)     1,228,100           9.28
Exercised                                            (99,832)          4.11
Cancelled                                           (167,385)          3.78
                                                   ---------
Balance at January 31, 2000                        2,105,988           6.96
Granted (weighted average fair value of $8.63)       128,600          13.82
Exercised                                            (71,084)          4.36
Cancelled                                            (20,617)          6.77
                                                   ---------
Balance at January 31, 2001                        2,142,887         $ 7.46
                   === ====                        =========

Exercisable at January 31, 1999                      379,000         $ 3.58
                                                   =========

Exercisable at January 31, 2000                      531,391         $ 4.39
                                                   =========

Exercisable at January 31, 2001                      982,430         $ 6.07
                                                   =========


                      Options Outstanding                                       Options Exercisable
-----------------------------------------------------------------------     ----------------------------
                      Number       Weighted Average         Weighted         Number of      Weighted
   Range of         of Options    Remaining Contractual     Average           Options        Average
Exercise Prices     Outstanding       Life (years)       Exercise Price     Exercisable   Exercise Price
-----------------------------------------------------------------------     ----------------------------
$ 1.16 - $ 1.99         5,565            3.8                 $1.88              5,565         $1.88
  2.00 -   3.99       744,639            6.8                  3.72            599,195          3.74
  4.00 -   7.99        67,983            7.4                  4.96             39,650          5.05
  8.00 -  11.99     1,239,100            9.0                  9.30            293,120          9.46
 11.99 -  21.00        85,600            9.9                 15.64             44,900         16.47
                    ---------                                                 -------
$ 1.16 - $21.00     2,142,887            8.2                 $7.46            982,430         $6.07
                    =========                                                 =======

Note H -- 401(k) Savings Plan

The Company maintains a defined contribution, 401(k) Savings Plan, covering all employees who have completed one year of service with at least 1,000 hours and who are at least 21 years of age. The Company makes employer matching contributions at its discretion. Company contributions amounted to $196,000, $152,000 and $73,000 for the fiscal years ended January 31, 2001, 2000 and 1999, respectively.

Note I -- Commitments and Contingencies

The Company is party to various legal proceedings arising from normal business activities. Management believes that the resolution of these matters will not have a material adverse effect on the Company's financial position or results of operations.

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note J -- Segment Information

The Company classifies its business interests into three reportable segments: retail stores, catalog and Internet. The accounting policies of the segments are the same as those described in the summary of significant accounting policies (Note A). The Company evaluates performance and allocates resources based on operating contribution, which excludes unallocated corporate general and administrative costs and income tax expense or benefit. The Company's reportable segments are strategic business units that offer the same products and utilize common merchandising, distribution, and marketing functions, as well as common information systems and corporate administration. The Company does not have intersegment sales, but the segments are managed separately because each segment has different channels for selling the products.

Financial information for the Company's business segments is as follows:


                                                             Fiscal Year Ended January 31,
                                                 ----------------------------------------------------
                                                      2001              2000                1999
Dollars in thousands                             (Fiscal 2000)      (Fiscal 1999)       (Fiscal 1998)
-----------------------------------------------------------------------------------------------------
Revenues

  Stores                                          $ 249,449           $ 188,416           $ 162,371
  Catalog                                            86,823              65,617              70,750
  Internet                                           60,213              28,495               4,922
  Other                                              24,651              21,569              13,326
                                                  ---------           ---------           ---------
  Total Revenues                                  $ 421,136           $ 304,097           $ 251,369
                                                  =========           =========           =========
Operating Contributions

  Stores                                          $  39,998           $  27,947           $  19,405
  Catalog                                            14,865               9,134               9,632
  Internet                                            7,543               3,193                 659
  Unallocated                                       (33,324)            (24,733)            (22,026)
                                                  ---------           ---------           ---------
  Earnings Before Income Tax                      $  29,082           $  15,541           $   7,670
                                                  =========           =========           =========
Depreciation and Amortization

  Stores                                          $   3,717           $   3,534           $   2,812
  Catalog                                                --                  --                  --
  Internet                                              449                  14                   1
  Unallocated                                         3,756               2,932               2,214
                                                  ---------           ---------           ---------
     Total Depreciation and Amortization          $   7,922           $   6,480           $   5,027
                                                  =========           =========           =========
Capital Asset Expenditures

  Stores                                          $   6,333           $   3,561           $   5,988
  Catalog                                                --                  --                  --
  Internet                                            3,550                 425                  38
  Unallocated                                         9,864               4,053               2,405
                                                  ---------           ---------           ---------
     Total Capital Asset Expenditures             $  19,747           $   8,039           $   8,431
                                                  =========           =========           =========
Assets

  Stores                                          $  20,745           $  13,590           $  13,673
  Catalog                                                --                  --                  --
  Internet                                            4,418                 448                  37
  Unallocated                                       153,673             128,081              68,335
                                                  ---------           ---------           ---------
     Total Assets                                 $ 178,836           $ 142,119           $  82,045
                                                  =========           =========           =========

--------------------------------------------------------------------------------
Sharper Image Corporation

Fiscal Years Ended January 31, 2001, 2000 and 1999


Note K-- Quarterly Financial Information (Unaudited)

Dollars in thousands except per share amounts


                                                                     Three Months Ended

                                               ---------------------------------------------------------------
                                               April 30,          July 31,         October 31,     January 31,
Fiscal Year Ended January 31, 2001               2000               2000              2000            2001
--------------------------------------------------------------------------------------------------------------
Revenues                                       $60,862          $82,463           $101,084          $176,727
Expenses
Cost of products                                31,207           41,457             52,117            88,162
Buying and occupancy                             6,920            7,249              7,778             9,279
Advertising                                      7,342           12,556             12,600            22,136
General, selling and administrative             15,881           19,617             23,764            36,003
Other income                                       663              389                350               612
Earnings before income tax                         175            1,973              5,175            21,759
Income tax                                          70              789              2,070             8,704
Net earnings                                   $   105          $ 1,184           $  3,105          $ 13,055
Net earnings per share - Basic1                $  0.01          $  0.10           $   0.26          $   1.09
Diluted2                                       $  0.01          $  0.09           $   0.23          $   1.00


                                                                      Three Months Ended

                                               ---------------------------------------------------------------
                                               April 30,          July 31,         October 31,     January 31,
Fiscal Year Ended January 31, 2000               1999               1999              1999            2000
--------------------------------------------------------------------------------------------------------------
Revenues                                       $42,000          $59,490           $60,085           $142,522
Expenses
Cost of products                                21,521           30,178            31,269             70,774
Buying and occupancy                             6,748            6,887             6,934              7,273
Advertising                                      4,234            8,193             6,619             18,946
General, selling and administrative             12,313           14,295            15,206             27,711
Other income (expense)                             (36)            (107)              190                498
Earnings (loss) before income tax (benefit)     (2,852)            (170)              247             18,316
Income tax (benefit)                            (1,141)             (68)               99              7,326
Net earnings (loss)                            $(1,711)         $  (102)          $   148           $ 10,990
Net earnings (loss) per share - Basic (1)      $ (0.19)         $ (0.01)*         $  0.01*          $   0.92*
Diluted(2)                                     $ (0.19)         $ (0.01)*         $  0.01*          $   0.83*

* Includes the weighted average impact of 3.0 million shares of common stock issued in connection with the secondary offering dated July 22, 1999.

(1) Basic earnings per share is calculated for interim periods including the effect of stock options exercised in prior interim periods. Basic earnings per share for the fiscal year is calculated using weighted shares outstanding based on the date stock options were exercised. Therefore, basic earnings per share for the cumulative four quarters may not equal fiscal year basic earnings per share.

(2) Diluted net earnings per share for the fiscal year and for quarters with net earnings are computed based on weighted average common shares outstanding which include common stock equivalents (stock options). Net loss per share for quarters with net losses is computed based solely on weighted average common shares outstanding. Therefore, the net earnings (loss) per share for each quarter do not sum up to the earnings per share for the full fiscal year.

Corporate Data
Sharper Image Corporation

Board of Directors
--------------------------------------------------------------------------------
Richard Thalheimer                         Morton David
Founder                                    Retired Chairman, President, and
Chairman of the Board                      Chief Executive Officer,
Chief Executive Officer                    Franklin Electronic Publishers, Inc.

Alan Thalheimer                            George James
Retired Business Executive                 Retired Senior Vice President
                                           and Chief Financial Officer,
Gerald Napier                              Levi Strauss & Co.
Retired President of
I. Magnin and Company

Officers
--------------------------------------------------------------------------------
Richard Thalheimer                         Craig Trabeaux
Founder                                    Senior Vice President
Chairman of the Board                      Retail and Operations
Chief Executive Officer

                                           Joe Williams
Tracy Wan                                  Senior Vice President
President                                  Loss Prevention
Chief Operating Officer
                                           William Feroe
Greg Alexander                             Vice President
Senior Vice President                      Merchandise Planning
Management Information Systems             and Allocation

Roger Bensinger                            Susan Fischer
Senior Vice President                      Vice President
Business Development                       Internet Division

Tony Farrell                               Harvey Johnson
Senior Vice President                      Vice President
Creative Services                          Customer Service

Jeff Forgan                                Tom Krysiak
Senior Vice President                      Vice President
Chief Financial Officer                    Sharper Image Design
Corporate Secretary

                                           Karen Luey
Barry Jacobsen                             Vice President
Senior Vice President                      Controller
Distribution

                                           Robert Pintane
Charles Taylor                             Vice President
Senior Vice President                      Merchandising
Sharper Image Design

                                           Aimee Romaine
Robert Thompson                            Vice President
Senior Vice President                      Human Resources
Merchandising

                                           Lynda Rose
                                           Vice President
                                           Product Development

Corporate Information

--------------------------------------------------------------------------------
Corporate Headquarters                     SEC Form 10-K
650 Davis Street                           A copy of the Company's annual
San Francisco, CA 94111                    report to the  Securities  and
Telephone (415) 445-6000                   Exchange  Commission  of  Form
FAX: (415) 445-1574                        10-K  (exclusive  of exhibits)
                                           is  available  without  charge
Transfer Agent and Registrar               upon written request to:
Mellon Investor Services LLC

85 Challenger Road                            Investor Relations
Overbeck Center                               The Sharper Image
Ridgefield Park, NJ 07660                     650 Davis Street
                                              San Francisco, CA 94111
Corporate Counsel

Brobeck, Phleger & Harrison LLP            Annual Meeting
One Market                                 The    Annual    Meeting    of
Spear Street Tower                         Stockholders  of Sharper Image
San Francisco, CA 94105                    Corporation  will  be  held on
                                           Monday,  June 4,  2001,  at 10
Independent Auditors                       a.m. at
Deloitte & Touche LLP

50 Fremont Street                          Park Hyatt San Francisco
San Francisco, CA 94105                    333 Battery Street

                                           Level 2, Exchange Room
                                           San Francisco, California.

Common Stock Market
Prices and Dividend Policy

--------------------------------------------------------------------------------
The common stock of Sharper Image Corporation is traded in the Nasdaq National Market under the symbol SHRP. The following table sets forth, for the periods indicated, the range of high and low prices reported for the common stock.

The Company has not paid cash dividends to holders of its common stock.

                           Fiscal Year 2000             Fiscal Year 1999
                           ----------------             ----------------
                           High         Low             High         Low
                           ----         ---             ----         ---
First Quarter              14 3/8     8 11/16          17 3/16      9 5/8
Second Quarter             18 1/4     10               12 1/2       8
Third Quarter              21 5/8     14 5/8           14 3/8       8 7/8
Fourth Quarter             20 1/2     10 3/4           23 1/2       8 3/4

Independent Auditors' Report

--------------------------------------------------------------------------------
Board of Directors and Stockholders
Sharper Image Corporation
San Francisco, California

We have audited the accompanying balance sheets of Sharper Image Corporation as of January 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for each of the three fiscal years in the period ended January 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Sharper Image Corporation as of January 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

San Francisco, California

March 30, 2001
                                     [LOGO]
                                       31

                                    [PHOTO]

                       This travel and bedside stereo was

                       created by Sharper Image Design and

                    is a CD player,  digital tuner and Sound  Soother(R) with 20 relaxing environments.

                            Sharper Image Corporation

                                650 Davis Street

                             San Francisco, CA 94111

                              www.sharperimage.com

  (R)The Sharper Image is a registered  trademark of Sharper Image  Corporation.
     (TM) Sharper Image Design is a trademark of Sharper Image Corporation.

       Copyright(C)2001 by Sharper Image Corporation. All rights reserved.